

February 10, 2023

Stephen Bramlage, Jr.
Chief Financial Officer
Casey's General Stores, Inc.
One SE Convenience Blvd
Ankeny IA 50021

      Re: Casey's General Stores, Inc.
          Form 10-K for Fiscal Year Ended April 30, 2022
          Filed June 24, 2022
          File No. 001-34700

Dear Stephen Bramlage:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 25

1. It is not clear how your disclosure fully explains the change in operating cash flow from period to period for all periods presented. Your current disclosure appears to indicate how operating cash flow for the latest year presented was determined. Additionally, your disclosure references income tax receivable, inventories, and accrued expenses. Note that references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your discussion should be a comparable analysis between periods that discusses all material factors that actually affected operating cash. Also, your analysis should discuss the reasons underlying factors cited, particularly in regard to changes for which the impact on cash is not readily apparent. Refer to Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial

Reporting Releases regarding quantification of variance factors cited. Please revise your disclosure as appropriate.

Consolidated Statements of Income, page 35

2.   Please explain to us and in your filing what footnote (a) at the end of the line item "Cost of goods sold ..." refers to.

Note 1. Significant Accounting Policies
Inventories, page 38

3.   Please describe what "renewable identification numbers" represent and how you obtain and use or sell them.

Notes to Consolidated Financial Statements
Note 7. Leases, page 51

4.   Please explain to us where the disclosure for cash paid for amounts included in the measurement of lease liabilities pursuant to ASC 842-20-50-4.g.1 is located.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services